						Exhibit 12(e)

Entergy New Orleans, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended
	December 31,					September 30,

	2003	2004	2005	2006	2007	2008

Fixed charges, as defined:
Total Interest	$17,786	$16,610	$13,555	$19,329	$21,497	$17,663
Interest applicable to rentals	910	644	426	527	407	434

Total fixed charges, as defined	18,696	17,254	13,981	19,856	21,904	18,097

Preferred dividends, as defined (a)	1,686	1,545	1,172	2,501	1,745	1,551

Combined fixed charges and preferred dividends, as defined	$20,382	$18,799	$15,153	$22,357	$23,649	$19,648

Earnings as defined:

Net Income	$7,859	$28,072	$1,250	$5,344	$24,582	33,176
Add:
Provision for income taxes:
Total	5,875	16,868	1,790	5,051	13,506	21,619
Fixed charges as above	18,696	17,254	13,981	19,856	21,904	18,097

Total earnings, as defined	$32,430	$62,194	$17,021	$30,251	$59,992	$72,892

Ratio of earnings to fixed charges, as defined	1.73	3.60	1.22	1.52	2.74	4.03

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	1.59	3.31	1.12	1.35	2.54	3.71

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.